Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement Nos. 333-293684 and 333-293684-01
JPMorgan Chase 270 Park Ave, New York, NY 10017

NYSE symbol: JPM
www.jpmorganchase.com

Release : IMMEDIATE

JPMORGAN CHASE FINANCIAL COMPANY LLC DECLARES QUARTERLY
COUPON ON ALERIAN MLP INDEX ETN

New York, May 21, 2026 - JPMorgan Chase Financial Company LLC announced today the quarterly coupon amount for the Alerian MLP Index ETN (NYSE Arca: AMJB). The table below summarizes the coupon amount for the Alerian MLP Index ETN due January 28, 2044 (the “Notes”).

NYSE Arca Ticker	Registered Issue Name	Declaration Date	Ex-Date	Record Date	Payment Date	Coupon Amount[1] per Note	Current Yield[2]
AMJB	Alerian MLP Index ETN	May 21, 2026	May 29, 2026	May 29, 2026	June 8, 2026	$0.5079	5.4%

1) As defined in the pricing supplement, dated April 17, 2026, for the Notes.

You may access this pricing supplement as follows:

https://www.sec.gov/Archives/edgar/data/19617/000121390026045285/ea0286120-01_424b2.htm

2) “Current Yield” equals the current Coupon Amount annualized and divided by the closing price of the Notes on May 19, 2026, and rounded to one decimal place for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.

The Notes are senior, unsecured obligations of JPMorgan Chase Financial Company LLC, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co.

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading financial services firm based in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase had $4.9 trillion in assets and $364.0 billion in stockholders’ equity as of March 31, 2026. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial

Questions? Contact: JPMorgan Alerian ETN team, 1-800-576-3529 alerian_etn@jpmorgan.com

J.P. Morgan Chase & Co.

News Release

transaction processing and asset management. Under the J.P. Morgan and Chase brands, the Firm serves millions of customers in the U.S., and many of the world’s most prominent corporate, institutional and government clients globally. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to any offerings to which these materials relate that JPMorgan Chase & Co. and JPMorgan Chase Financial Company LLC have filed with the SEC for more complete information about JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC and any offering to which these materials relate.

You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., JPMorgan Chase Financial Company LLC or any agent or any dealer participating in the any offerings to which these materials relate will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-800-576-3529.

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